Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2025 Financial Results

Conference call and webcast: today, March 05, 2026, 9:00 AM ET

Rehovot, Israel – March 5, 2026 – Evogene Ltd. (Nasdaq, TASE: EVGN), a pioneering company in computational chemistry specializing in the generative AI design of small molecules for the pharmaceutical and agricultural industries, today announced its financial results for the fourth quarter and full year ended December 31, 2025.

Mr. Ofer Haviv, President & CEO of Evogene, stated: “During 2025, we executed a clear and decisive strategic shift. After a comprehensive review of our technology assets, target markets, and capital allocation priorities, we sharpened our focus to drive sustainable long-term value by concentrating on a single proprietary tech-engine - ChemPass AI™- for small-molecule discovery and optimization. We streamlined our operations to focus on two high-impact markets: pharma and agriculture, while discontinuing non-core activities, divesting misaligned assets, resizing the organization, and aligning our business development efforts with this focused strategy. ChemPass AI™’s competitive advantage combines two core strengths: generating truly novel molecules and simultaneously optimizing multiple critical parameters from the outset.

Throughout 2025, ChemPass AI™ was advanced through proprietary internal developments and strategic collaborations with Google Cloud. Our first collaboration delivered a foundation model trained on 38 billion structures, achieving 90% design precision, based on our calculation - approximately tripling our benchmarks for accuracy. A second collaboration, launched in February 2026, integrates AI agents via Google Cloud Vertex AI to automate workflows, reduce manual errors, and further strengthen candidate quality and commercial potential.

Evogene’s offering - our proprietary small-molecule product candidates - combines three unique powerful characteristics: novel molecules representing new and diverse chemical structures; optimized for simultaneous multi-parameters from the earliest design stages; and highly potent compounds refined through targeted experimental validation.

Our business model is built on an integrated, partnership-driven approach that supports both collaborations and the in-house advancement of proprietary candidates. Projects begin with joint strategic alignment and continue through rigorous experimental validation, with partners actively engaged at every stage and programs tailored to specific scientific and commercial objectives.

In pharma, since the second half of 2025, we have advanced multiple partnered drug discovery programs, with ChemPass AI™ candidates progressing into experimental testing by our partners; four collaborations have been publicly disclosed to date.

In agriculture, AgPlenus applies ChemPass AI™ to novel herbicide and fungicide development, supported by strategic collaborations with Bayer and Corteva and a differentiated internal pipeline, positioning us for continued growth.”

Mr. Haviv continued: “As part of our focused strategy, we discontinued non-core activities, divested misaligned assets, and resized the organization. During 2025, Lavie Bio was acquired by ICL. In early 2026, Biomica licensed its lead oncology candidate, BMC128, to Lishan Pharmaceuticals. No additional activity is expected from these companies.  At the same time, Evogene has retained select activities with meaningful value potential that are not at the core of our new strategy, including Casterra, and intends to continue supporting these activities until their full potential is realized.

Looking ahead, the advancement of proprietary small-molecule product candidates is at the heart of Evogene’s mission. Supported by ChemPass AI™, our differentiated generative AI tech-engine, disciplined capital allocation across two high-potential markets, and strong strategic partnerships, we believe Evogene is well-positioned on a clearly defined and focused path toward sustainable long-term value creation.”

Financial Highlights:

●
As part of the Company’s updated strategic plan, management implemented an organizational realignment and cost-reduction initiative. The effects of these measures are reflected in the significant decrease in operating expenses, net, which declined to approximately $13.8 million for the year ended 2025, compared to approximately $22.0 million in 2024. The impact is also evident in the fourth-quarter results, with total operating expenses, net, of approximately $3.2 million, compared to approximately $4.3 million in the corresponding period of 2024. The Company expects this reduced expense level to be sustained in future periods.

●
In 2025, Lavie Bio, our subsidiary focused on agricultural biologicals, completed the sale of the majority of its operations to ICL Group Ltd. As a result of this transaction, Lavie Bio no longer maintains employees, and its operating expense level has decreased significantly. Lavie Bio anticipates distributing the majority of its remaining cash to its shareholders, including Evogene, during 2026.

●
During 2025, as part of the Company’s updated strategic plan, we scaled down Biomica’s operations and research and development activities and reduced its personnel to a minimal level. In early 2026, Biomica entered into a license agreement with Lishan Pharmaceuticals for its lead oncology candidate, BMC128. Following this transaction, Biomica does not expect to conduct further material operational activities and anticipates distributing the majority of its remaining cash to its shareholders, including Evogene.

●
With respect to AgPlenus, we integrated AgPlenus, our ag-chemical subsidiary, into our core operations, with the objective of maximizing the value of our ChemPass AI platform for the development of novel ag-chemical products. In alignment with the Company’s updated organizational structure, AgPlenus was resized and streamlined to reflect the revised operating model.

●
During 2025, due to a significant decline in demand for castor seeds, Casterra Ag ceased its operations in Kenya, reduced its headcount and overall expense level, and is currently focusing its activities on the Brazilian market. As a result of these developments, Casterra recorded an impairment of approximately $2.2 million related to its seed inventory. This impairment is presented within Cost of Sales in the consolidated financial statements in a separate line item.

●
In February 2026, we entered into a warrant inducement agreement with an existing investor providing for the immediate exercise in full of its August 2024 Series A and Series B warrants, resulting in gross proceeds to the Company of approximately $3.4 million, before deduction of placement agent fees and other offering expenses. In consideration for such exercise, the investor will receive, in a private placement, new unregistered Series A-1 and Series B-1 warrants to purchase up to an aggregate of 5,076,924 ordinary shares. The new warrants are exercisable immediately at an exercise price of $1.25 per ordinary share.

Financial reports:

Cash Position - As of December 31, 2025, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $13.0 million. The consolidated cash usage during the fourth quarter of 2025 was approximately $3.0 million. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $2.4 million in cash during the fourth quarter of 2025.

Revenues for 2025 totaled approximately $3.9 million, compared to approximately $5.6 million in the same period the previous year, reflecting a decrease of approximately $1.7 million. The decrease was primarily driven by lower revenue recognized from AgPlenus’ activity, which included one-time payment during the first quarter of 2024 and revenues recognized from the collaboration agreement with Corteva, that was completed during 2024. Revenues for the fourth quarter of 2025 were approximately $0.3 million; a decrease compared to approximately $1.5 million in the same period last year. The decrease was mainly due to reduced seed sales generated by Casterra during the fourth quarter of 2025.

Cost of Revenues for the year ending 2025 was approximately $4.1 million, compared to approximately $2.4 million in the previous year. The increase was primarily attributable to an inventory impairment of approximately $2.2 million recorded by Casterra during the fourth quarter of 2025 mainly due to its decision to cease its operations in Kenya as noted above. Cost of revenues for the fourth quarter of 2025 was $2.3 million, compared to $0.7 million in the fourth quarter of the previous year. The increase in quarterly cost of revenues was mainly driven by the same inventory impairment of Casterra as noted above.

R&D Expenses, net of non-refundable grants, for the year 2025 were approximately $8.0 million, a decrease of approximately $4.5 million compared to $12.5 million in the year 2024. The decrease was primarily due to reduced R&D expenses in Biomica, Casterra and AgPlenus. In the fourth quarter of 2025, R&D expenses were approximately $1.8 million, down from approximately $2.7 million in the same period of 2024. This decrease is mainly attributed to decreased expenses in Biomica.

Sales and Marketing Expenses for the year 2025 were approximately $1.5 million, a decrease of approximately $0.5 million compared to approximately $2.0 million in the same period last year. The decrease was mainly due to reductions in Evogene and Biomica personnel costs. Sales and marketing expenses for the fourth quarters of 2025 and 2024 were approximately $0.3 million and $0.4 million, respectively.

General and Administrative Expenses for the year 2025 decreased to approximately $4.3 million from approximately $7.0 million in the same period last year. This decrease is mainly attributable to expenses recorded during the year 2024 related to a provision for doubtful debt for one of Casterra’s seed suppliers as well as transaction costs associated with Evogene’s fundraising in August 2024. Additional decrease is attributable to a reduction in Biomica’s activities and personnel costs during 2025. General and administrative expenses for the fourth quarter of 2025 decreased to approximately $0.9 million compared to approximately $1.3 million in the same period of the previous year, primarily due to decreased expenses in Evogene and Biomica, as mentioned above.

Other Expenses, net of approximately $37 thousand were recorded in 2025 mainly due to the impairment of fixed assets associated with the reduction in Biomica’s activities, partially offset by income recognized in the first quarter of 2025 related to the accounting treatment of Evogene’s sub-lease agreement. The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, primarily due to the impairment of fixed assets.

Operating Loss for 2025 was approximately $14.0 million, a significant decrease from approximately $18.8 million in the same period of the previous year, mainly due to decreased operating expenses, partially offset by the decreased revenues as mentioned above and the higher cost of revenues, mainly due to an inventory impairment of approximately $2.2 million recorded by Casterra, in the fourth quarter of 2025. The operating loss for the fourth quarter of 2025 was approximately $5.2 million, an increase from approximately $3.5 million in the same period of the previous year, primarily due to the decreased revenues and increased cost of revenues, mentioned above, partially offset by decreased operating expenses.

Financing Income, net for the year 2025 was approximately $0.6 million, compared to approximately $4.0 million in the previous year. The decrease in financing income, net was mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024 fund raising. As a result, during the twelve months of 2025 the Company recorded financial income, net, related to pre-funded warrants and warrants of approximately $458 thousand as compared to a financial income of approximately $3.4 million in same period of 2024. Financing expenses, net, for the fourth quarter of 2025 were approximately $0.2 million, compared to financing income, net of approximately $4.5 million in the same period of the previous year. The decrease in financing income is mainly associated with accounting treatment of pre-funded warrants and warrants issued in the August 2024 fund raising as mentioned above.

Income from Discontinued Operations, net for the twelve months of 2025 was approximately $5.7 million, compared to a loss of approximately $3.2 million in the same period of 2024. For the fourth quarter of 2025, loss from discontinued operations, net was approximately $16 thousand, compared to a loss of approximately $1.0 million in the fourth quarter of the previous year. These amounts primarily reflect the financial results of Lavie Bio’s operations as well as expenses related to the development and maintenance of MicroBoost AI for Ag, which are presented as a single-line item in the consolidated statements of profit and loss. Following the sale of the majority of Lavie Bio’s assets as well as Evogene’s MicroBoost AI for Ag to ICL, the Company recognized a gain on sale of approximately $6.4 million which is also included in the income (loss) from discontinued operations, net, for the year of 2025.  All prior period amounts have been reclassified to conform to this presentation.

Net loss for the twelve months of 2025 was approximately $7.8 million, compared to approximately $18.1 million in the same period last year. The $10.3 million decrease in net loss was primarily due to decreased operating expenses and an income derived from discontinued operations due to the asset sale to ICL, net, partially offset by reduced revenues, higher cost of revenues and a decreased financing income, net.  The net loss for the fourth quarter of 2025 was approximately $5.4 million, compared to net loss of approximately $5 thousand in the same period last year. This increase in net loss was primarily due to decreased financial income, net, decreased revenues, and increased cost of revenues, partially offset by decreased operating expenses, as mentioned above.

About Evogene Ltd.

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries.

At the core of its technology is ChemPass AI™, a proprietary generative AI engine that enables the design of novel, highly potent small molecules optimized across multiple critical parameters. This powerful platform significantly improves success rates while reducing development time and costs.

Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products driven by the integration of scientific innovation with real-world industry needs. We call this approach "Real-World Innovation."

Learn more at: www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates” or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses ChemPass AI™’s competitive advantage, the potential success of Evogene’s proprietary small-molecule product candidates, the potential success of Evogene’s collaboration with third parties, Casterra’s potential, Evogene’s potential to create value. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene, including, the aftermath of the recent war between Israel and each of (i) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any destabilizations in Israel, neighboring territories or the Middle East region, as well as those additional risk factors identified those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Relations Contact:

Email: ir@evogene.com
Tel: +972-8-9311901

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2025	2024
CURRENT ASSETS:
Cash and cash equivalents	$12,956	$15,301
Restricted cash	32	10
Trade receivables	317	1,091
Other receivables and prepaid expenses	1,565	2,064
Deferred expenses related to issuance of warrants	551	1,304
Inventories	210	1,819
	15,631	21,589
LONG-TERM ASSETS:
Long-term deposits and other receivables	571	12
Investment accounted for using the equity method	43	82
Deferred expenses related to issuance of warrants	1,165	1,735
Right-of-use-assets	1,824	2,447
Property, plant and equipment, net	812	1,804
Intangible assets, net	-	12,195
	4,415	18,275

	$20,046	$39,864
CURRENT LIABILITIES:
Trade payables	$639	$1,228
Employees and payroll accruals	861	1,869
Lease liability	716	589
Liabilities in respect of government grants	56	323
Deferred revenues and other advances	17	360
Warrants and pre-funded warrants liability	706	2,876
Convertible SAFE	-	10,371
Other payables	449	1,079
	3,444	18,695
LONG-TERM LIABILITIES:
Lease liability	1,482	1,914
Liabilities in respect of government grants	3,073	4,327
Deferred revenues and other advances	72	90
	4,627	6,331
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized – 30,000,000 ordinary shares; Issued and outstanding – 8,718,193 shares on December 31, 2025 and 6,514,589 shares on December 31, 2024	488	363
Share premium and other capital reserve	281,986	272,257
Accumulated deficit	(282,556)	(274,071)

Equity attributable to equity holders of the Company	(82)	(1,451)

Non-controlling interests	12,057	16,289

Total equity	11,975	14,838

	$20,046	$39,864

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31,		Three months ended December 31,
	2025	2024 (*)	2025	2024 (*)

Revenues	$3,853	$5,577	$314	$1,543
Cost of Revenues:
Inventory impairment	2,180	-	2,180	-
Other cost of revenues	1,914	2,380	104	692
Total Cost of Revenues	4,094	2,380	2,284	692

Gross profit (loss)	(241)	3,197	(1,970)	851

Operating expenses (income):
Research and development, net	7,994	12,511	1,827	2,707
Sales and marketing	1,476	1,983	298	351
General and administrative	4,286	6,993	898	1,283
Other expenses (income)	37	514	219	(10)

Total operating expenses, net	13,793	22,001	3,242	4,331

Operating loss	(14,034)	(18,804)	(5,212)	(3,480)

Financing income	2,466	7,393	181	4,734
Financing expenses	(1,891)	(3,358)	(350)	(251)

Financing income (expenses), net	575	4,035	(169)	4,483

Share of loss (gain) of an associate	39	39	(43)	13

Gain (loss) before taxes on income	(13,498)	(14,808)	(5,338)	990
Taxes on income	1	9	-	7
Income (loss) from continuing operations	(13,499)	(14,817)	(5,338)	983
Income (loss) from discontinued operations, net	5,672	(3,237)	(16)	(988)

Loss	$(7,827)	$(18,054)	$(5,354)	$(5)

Attributable to:
Equity holders of the Company	(8,485)	(16,485)	(5,309)	427
Non-controlling interests	658	(1,569)	(45)	(432)

	$(7,827)	$(18,054)	$(5,354)	$(5)

Basic and diluted gain (loss) per share from continuing operations, attributable to equity holders of the Company	$(1.70)	$(2.47)	$(0.61)	$0.17

Basic and diluted gain (loss) per share from discontinued operations, attributable to equity holders of the Company	$0.62	$(0.43)	$(0.002)	$(0.11)

Weighted average number of shares used in computing basic and diluted loss per share	7,874,039	5,697,245	8,718,207	6,795,589

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

CONSOLIDATED STATEMENTS OF CASH FLOS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2025	2024 (*)	2025	2024 (*)
Cash flows from operating activities:

Loss from continuing operations	$(13,499)	$(14,817)	$(5,338)	$983

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation of property, plant and equipment and right-of-use-assets	1,144	1,381	263	441
Share-based compensation	654	1,243	155	263
Remeasurement of Convertible SAFE	(371)	3	-	51
Net financing expenses (income)	(28)	(771)	(49)	(1,013)
Loss (gain) from sale of property, plant and equipment	(209)	525	(27)	2
Impairment of property, plant and equipment	246	-	246	-
Inventory impairment	2,180	-	2,180	-
Revaluation of government grants	40	-	16	-
Excess of initial fair value of pre-funded warrants over transaction proceeds	-	2,684	-	-
Amortization of deferred expenses related to issuance of warrants	1,323	471	334	334
Remeasurement of pre-funded warrants and warrants	(1,781)	(6,529)	(117)	(4,589)
Share of loss of an associate	39	39	(43)	13
Taxes on income (tax benefit)	(6)	9	(7)	7

	3,231	(945)	2,951	(4,491)
Changes in asset and liability items:
Decrease (increase) in trade receivables	665	(627)	(2)	601
Decrease (increase) in other receivables and prepaid expenses	1,047	806	87	248
Decrease (increase) in inventories	(1,019)	(1,277)	(279)	(380)
Increase (decrease) in trade payables	(259)	(630)	188	(166)
Increase (decrease) in employees and payroll accruals	(756)	(548)	(192)	(397)
Increase (decrease) in other payables	(570)	222	(30)	162
Increase (decrease) in deferred revenues and other advances	(361)	(559)	(5)	(463)

	(1,253)	(2,613)	(233)	(395)
Cash received (paid) during the period for:

Interest received	338	934	117	398
Interest paid	(193)	(67)	(43)	(10)
Taxes paid	(11)	(11)	-	(11)
Net cash used in continuing operating activities
	(11,387)	(17,519)	(2,546)	(3,526)
Net cash used in operating activities of discontinued operations	(2,115)	(2,181)	(140)	(1,035)

Net cash used in operating activities	(13,502)	(19,700)	(2,686)	(4,561)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2025	2024 (*)	2025	2024 (*)
Cash flows from investing activities:

Purchase of property, plant and equipment	(135)	(626)	(6)	(322)
Proceeds from sale of property, plant and equipment	78	10	47	-
Proceeds from finance sub-lease asset	52	-	23	-
Withdrawal from (investment in) bank deposits, net	(1)	10,190	7,399	7,773

Net cash provided by (used in) continuing investing activities	(6)	9,574	7,463	7,451

Net cash provided by investing activities of discontinued operations	17,744	48	2,800	1,307
Net cash provided by investing activities	17,738	9,622	10,263	8,758

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, pre-funded warrants and warrants	-	5,500	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	4,283	123	-	-
Repayment of lease liability	(526)	(886)	(133)	(310)
Proceeds from government grants	-	134		-
Repayment of convertible SAFE	(10,000)	-	-	-
Repayment of government grants	(244)	(298)	(122)	-

Net cash provided by (used in) continuing financing activities	(6,487)	4,573	(255)	(310)

Net cash provided by (used in) financing activities of discontinued operations	(115)	83	(1)	104

Net cash provided by (used in) financing activities	(6,602)	4,656	(256)	(206)

Exchange rate differences - cash and cash equivalent balances	21	(49)	9	(7)

Increase (decrease) in cash and cash equivalents	(2,345)	(5,471)	7,330	3,984

Cash and cash equivalents, beginning of the period	15,301	20,772	5,626	11,317

Cash and cash equivalents, end of the period	$12,956	$15,301	$12,956	$15,301

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

	Year ended December 31,		Three months ended December 31,
	2025	2024	2025	2024
Acquisition of property, plant and equipment	2	120	-	120
Increase of right-of-use-asset recognized with corresponding lease liability	207	2,307	-	-
Exercise of pre-funded warrants	389	2,289	-	2,289
Derecognition of property, plant and equipment under a finance lease	13	-	-	-
Investment in affiliated Company with corresponding deferred revenues		120	-	-